

ENGLAND SECURITIES, LLC

Statement of Financial Condition

and

Report of Independent Registered Public Accounting Firm

December 31, 2025

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SEC FILE NUMBER
8-066274

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: England Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1000 Louisiana Street, Suite 6550
(No. and Street)

Houston	TX	77002
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Craig W England	(713) 357-9440	cwengland@englandco.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

RW Group, LLC
(Name – if individual, state last, first, and middle name)

114 Cambridge Road	Landenberg	PA	19350
(Address)	(City)	(State)	(Zip Code)

02/23/2010	5020
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Craig W England _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of England Securities, LLC _____, as of April 14 _____, 2 026 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title:
President
_____

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

ENGLAND SECURITIES, LLC

Contents



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of England Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of England Securities, LLC, as of December 31, 2025, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of England Securities, LLC as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of England Securities, LLC's management. Our responsibility is to express an opinion on England Securities, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to England Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

RW Group, LLC

We have served as England Securities, LLC's auditor since 2015.
Landenberg, Pennsylvania
April 14, 2026

England Securities, LLC
Statement of Financial Condition
December 31, 2025

Assets

Cash & Cash Equivalents	$	58,689
Accounts Receivable		6,322
Deposits		15,003
Non-Marketable Securities		81,333
Prepaid Expenses		9,649
Furniture, Equipment and Leasehold Improvements, Net		16,728
Deferred Tax Asset		179,257
Other Assets		29,896
Total Assets	$	396,877

Liabilities and Member's Equity

Liabilities

Accounts Payable and Accrued Expenses	$	30,982
Total Liabilities		30,982

Member's Equity

Member's Equity		365,895
Total Liabilities and Member's Equity	$	396,877

The accompanying notes are an integral part of these financial statements.

Note 1 – Organization

England Securities, LLC (the "Company") is a wholly owned subsidiary of England & Company, LLC (the "Parent"). The Company is organized as a limited liability company under the laws of the District of Columbia to provide investment banking and financial advisory services. The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is headquartered in Houston, Texas and maintains branch offices in New York, New York, and McLean, Virginia. As of December 31, 2025, all registered representatives of the Company were primarily employed by, or contracted with, the Parent.

Note 2 – Summary of Significant Accounting Policies

Basis of Accounting - The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Property and Equipment - Property and equipment are stated at cost net of $61,939 accumulated depreciation. Depreciation and amortization are calculated using the straight-line method over the estimated useful lives of the related assets that range from 3 to 10 years. Depreciation and amortization for the year ended December 31, 2025 was $17,813.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Revenue Recognition - The Company's Investment Banking Revenues are earned from advisory engagements related to merger & acquisition advisory, private debt and equity placements, and other strategic initiatives of its clients. The Company's engagement letters with its clients are generally cancelable with 30 days or less notice and are expected to last no longer than 12 months. The Company's compensation in such agreements typically includes periodic advisory fees (paid either upfront or monthly over the life of an engagement), as well as a transaction fee upon completion of the underlying transaction.

The Company recognizes revenues from providing advisory services as its obligations are fulfilled and collection is reasonably assured. A portion of the advisory revenues are recognized over time, however, the majority of its advisory revenues are recognized at a point in time. Certain advisory fees relate to specific activities (i.e., review of financial models and preparation of marketing materials), while other advisory services are provided on an ongoing basis which, for example, may include evaluating and selecting one of multiple strategies. During such engagements, the Company recognizes revenue relating to specific activities as the activities are completed. For ongoing advice, its clients are continuously benefiting from the Company's counsel, and its recognition of advisory fees matches the transfer of such benefits. However, the recognition of transaction fees is constrained

until substantially all services have been provided, specified conditions have been met, and it is probable that a revenue reversal will not occur in a future period.

Advisory fees specified in the Company's engagement letters are recognized as services are performed. The Company records deferred revenues when it receives fees from clients that have not yet been earned. As of December 31, 2024 and December 31, 2025, the Company had no deferred revenue.

Income Taxes - The Company is included in the consolidated tax return of the Parent. The Company calculates the provision for income taxes by using a "separate return" method. Under this method, the Company is assumed to file a separate return with the tax authority, thereby reporting its taxable income or loss and paying the applicable tax to or receiving the appropriate refund from the Parent. The Company's current provision is the amount of tax payable or refundable on the basis of a hypothetical, current-year separate return. The Company makes a provision for deferred taxes on temporary differences and on any carryforwards that it could claim on its hypothetical return and assesses the need for a valuation allowance on the basis of its projected separate return results.

Accounts Receivable - The accompanying statement of financial condition presents trade accounts receivable balances net of allowance for credit losses based on the Company's assessment of the collectability of customer accounts. The Company maintains an allowance for credit losses that, in management's opinion, provides for an adequate reserve to cover its current expectation of future losses as of the reporting date. Management closely monitors outstanding accounts receivable and charges to expense any balances that are determined to be uncollectible. The allowance for credit losses was $30,000 as of December 31, 2024 and $0 as of December 31, 2025. As of December 31, 2024 and December 31, 2025, respectively, the Company had gross trade accounts receivable of $82,184 and $6,322.

Non-Marketable Securities - Non-marketable securities consist of equity investments in privately held companies and public securities which are restricted. The privately held company securities do not have readily determinable fair values. Under the measurement alternative election, the Company accounts for these privately held company securities at cost and adjusts for observable price changes in orderly transactions for the identical or similar investments of the same issuer or upon impairment. The measurement alternative election is reassessed each reporting period to determine whether the non-marketable securities continue to be eligible for this election. The Company periodically evaluates its non-marketable securities for impairment when events and circumstances indicate that the carrying amount of the investment may not be recovered. Impairment indicators may include, but are not limited to, a significant deterioration in earnings performance, credit rating, asset quality or business outlook or a significant adverse change in the regulatory, economic, or technological environment. The Company had non-marketable securities of $60,200 as of December 31, 2024 and $81,333 as of December 31, 2025.

Cash and Cash Equivalents - The Company considers all highly liquid instruments with original maturities of three months or less to be cash equivalents. The Company's cash equivalents are invested in U.S. Treasury instruments. The Company had cash equivalents of $2 as of December 31, 2025.

Note 3 – Segment Reporting

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including investment banking, merger & acquisition advisory, and other corporate finance advisory. The Company has identified its Chief Executive Officer as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 10), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies (see Note 2). The Company derived 71% of its total revenues from three external customers in 2025.

Note 4 – Leases

The Company has one office lease which has lease terms expiring in November 2026. In accordance with ASU 2016-02, the Company has elected not to recognize right of use assets and lease liabilities for leases with a term of 12 months or less. Instead, the Company will recognize lease expense for such leases generally on a straight-line basis over the term. The weighted average remaining lease term is 0.9 years (11 months).

Future minimum lease payments under the office leases are as follows:

FY 2026	$ 131,670
FY 2027	-
	131,670
Less: discount to present value	-
Total	$ 131,670

Note 5 – Allowance for Credit Losses

The Company adopted the FASB ASC 326 standard effective January 1, 2023. The impact of the adoption was not considered material to the financial statements and primarily resulted in new/enhanced disclosures only.

Note 6 – Contingencies

In accordance with ASC 450, the Company establishes an accrued liability for loss contingencies that are both probable and reasonably estimable. The Company is subject to legal proceedings, claims, and regulatory inquiries arising in the ordinary course of its business. As of December 31, 2025, in the opinion of management, no loss contingencies were determined to be both probable and reasonably estimable, and accordingly, no accrued liabilities have been recorded. Management does not believe the ultimate resolution of any pending or threatened matters, individually or in the aggregate, will have a material adverse effect on the Company's financial condition, results of operations, or liquidity.

Note 7 – Related Party Transactions

The Company has an expense sharing agreement (the "Expense Agreement") with the Parent. Under the terms of the Expense Agreement, the Parent provides personnel services, occupancy, and other administrative services to the Company, and the Company reimburses the Parent for such costs. The monthly charge under the Expense Agreement is fixed annually based on the level of activity of the Company relative to the Parent and revenues generated by the Company and is subject to adjustment as circumstances warrant. The Company also pays the Parent commissions for certain non-securities transactions, in amounts intended to compensate employees of the Parent who provide services relating to such transactions completed by the Company.

The Company and the Parent are parties to an intercompany funding agreement (the "Funding Agreement") pursuant to which the Company and the Parent may, from time to time, make short-term, interest-free, unsecured advances to each other in the ordinary course of business. All advances made under the Funding Agreement are intended to be repaid within one year from the date of the advance. Advances to and from the Parent over the course of the year are netted against each other and the resulting balance is reflected as a receivable from affiliate or payable to affiliate, as appropriate, on the statement of financial condition. In order to maintain compliance with the Net Capital Rule (see Note 9), the Parent may, at its discretion, convert any outstanding advance to the Company into a cashless capital contribution. Such conversions, when made, are recorded as additional paid-in capital on the Company's statement of financial condition. During the year ended December 31, 2025, no advances were converted into capital contributions under the Funding Agreement. The Company monitors the outstanding balance of advances on an ongoing basis to ensure continued compliance with applicable net capital requirements. As of December 31, 2025, the net amount due from the Parent was $8,725, which is included in other assets on the statement of financial condition.

Note 8 – Accrued Revenue

The Company accrues revenue for providing advisory services as its obligations are fulfilled but not yet billed as of December 31, 2025. As of December 31, 2024 and December 31, 2025, respectively, the Company had no accrued revenue.

Note 9 – Net Capital

The Company is subject to Rule 15c3-1 under the Securities Exchange Act of 1934, as amended (the "Net Capital Rule") which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. On December 31, 2025, the Company had net capital of $27,707 which was in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 1.12 to 1.

Note 10 – Exemption from Rule 15c3-3

The Company does not carry the accounts of its customers, and accordingly, is exempt from SEC Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073.

Note 11 – Subsequent Events

The Company has evaluated subsequent events through April 14, 2026, the date the financial statements were available to be issued. No other subsequent events have occurred that would have a material impact on the presentation of the Company's financial statements.